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                Orckit Communications Reports 2008 Fourth Quarter
                              and Year End Results
                                                                 -
TEL AVIV, Israel, February 3, 2009 -- Orckit Communications Ltd. (NasdaqGM:
ORCT) today reported results for the fourth quarter and year ended December 31, 2008.

Revenues in the fourth quarter of 2008 were $6.8 million compared to $5.4 million in the previous quarter ended September 30, 2008 and $1.8 million in the comparable quarter last year. Net loss for the quarter ended December 31, 2008 was $7.1 million, or $(0.57) per diluted share, compared to a net loss of 9.7 million, or $(0.59) per share, for the previous quarter ended September 30, 2008 and net income of $6.4 million, or $0.38 per diluted share, for the fourth quarter of 2007. Adjustments related to the valuation of the conversion terms of the Company's convertible notes issued in March 2007 resulted in financial income of $1.3 million in the quarter ended December 31, 2008, financial expense of $1.7 million in the quarter ended September 30, 2008 and financial income of $41,000 in the quarter ended December 31, 2007. Results for the quarter ended December 31, 2007 included one-time income of $14.2 million derived from a payment to the Company in connection with the settlement of a commercial dispute related to the Company's legacy operations.

Revenues for the year ended December 31, 2008 were $17.3 million compared to $9.9 million for the year ended December 31, 2007. Net loss for the year ended December 31, 2008 was $32.3 million, or $(1.97) per share, compared to $12.1 million, or $(0.76) per share, for the year ended December 31, 2007. Adjustments related to the valuation of the conversion terms of the Company's convertible notes issued in March 2007 resulted in financial income of $1.1 million in 2008 and $2.6 million in 2007. Results for 2007 also included the one-time income of $14.2 million.

Key Highlights for the quarter:
-        Q4 2008 revenue increased more than 200% compared to Q4 2007;
- Transitioned from a one-customer only business as of December 2007, to seven customers during 2008;
- Successfully introduced the CM-4140 that offers enhanced MPLS functionality to the Metro edge, supporting advanced data and video services, and have already confirmed two commercial customers;
-        Commenced new sales and marketing efforts in growing territories;
- Major established carrier customers continued to deploy Orckit's metro high-end solutions; and
-        Completed reorganization, mainly decreases in employee head count.
         Following the reorganization, operating expenses is expected to decrease by approximately 20%.

Izhak Tamir, Chairman and President of Orckit, commented, "We have made considerable progress with our CM4140 since its introduction in October 2008, particularly among Tier-2 carriers, which until recently, has not been one of our primary target markets. With this new market in mind, we are diversifying our customer base to meet the needs of businesses at new levels, increasing the market size of our product offering targets."

Mr. Tamir continued, "This is a groundbreaking technology, with superior cost performance characteristics for both established and second tier metro carriers, and which provided us with the ability to decrease our sales cycle from two years to only six months. We have already generated two new customers for the CM4140 and expect to use it to introduce our higher-capacity Corrigent branded products to these new customers. Our CM4140 sets new industry standards for a metro edge solution's performance, and allows carriers to serve their customers more efficiently, offering advanced services for data and video transmissions without the need to change their existing core carrier infrastructure other than in the metro edge. We now believe that we have an added distinct advantage in our industry and we have initiated new sales and marketing efforts to support this product introduction."

Mr. Tamir concluded, "Our existing carrier customers continue their plans to deploy our CM-100 and CM-4000 product lines and we can expect additional deployments of our CM4140 during the year. We are very excited about what we have achieved to date, and, despite the many unknowns that exist in this economy with regard to carriers' capital budgets, we remain optimistic about our superior products and commercial prospects for 2009."

Outlook and Guidance

For the quarter ending March 31, 2009, we expect revenues to be approximately $4.0 million, with a net loss of approximately $7.1 million, or approximately $(0.43) per share. This guidance does not take into account financial income or expense resulting from adjustments related to the valuation of the conversion terms included in our convertible subordinated notes that were issued in March 2007. Such financial income or expense is subject to certain factors, including our share price, which cannot be estimated at this time.

Conference Call

Orckit Communications will host a conference call on February 3, 2009, at 9:00 a.m. EST. The call can be accessed by dialing 1-888-459-5609 in the United States and 1-973- 321-1024 internationally. Please utilize the code 79597305. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through March 3, 2009 at 11:59 p.m. at 1-800-642-1687 in the United States and 1-706-645-9291 internationally. To access this replay, enter the following code: 79597305.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.





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
                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)

                                                                     December 31       December 31
                                                                         2008              2007
                                                                         ----              ----
                              ASSETS

   Current assets:

       Cash and short term marketable securities                 $          48,231  $        68,225
       Trade receivables                                                     3,820               49
       Other receivables                                                     3,638            1,632
       Inventories                                                           1,771            1,347
                                                                            ------           ------
             Total  current assets                                          57,460           71,253

   Long term marketable securities                                          19,738           34,142
   Severance pay fund                                                        3,017            3,454
   Property and equipment, net                                               1,378            1,384
   Deferred issuance costs, net                                                596              781
                                                                            ------           ------
             Total  assets                                       $          82,189  $       111,014
                                                                            ======           ======

               LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities:
       Trade payables                                            $           4,654  $         4,292
       Accrued expenses and other payables                                   8,296            8,240
       Deferred income                                                       2,787            1,045
                                                                            ------           ------
             Total current liabilities                                      15,737           13,577

   Long term liabilities :

       Convertible subordinated notes                                       30,367           28,723
       Adjustments due to convertible notes conversion terms                (4,636)          (3,247)
                                                                           -------          -------
       Convertible subordinated notes, net                                  25,731           25,476

       Accrued severance pay and other                                       3,960            4,553
                                                                            ------           ------
                                                                            29,691           30,029

             Total liabilities                                              45,428           43,606

   Shareholders' equity                                                     36,761           67,408
                                                                            ------           ------
             Total  liabilities and shareholders' equity         $          82,189  $       111,014
                                                                            ======          =======



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

                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)

                                                              Three Months Ended                 Year Ended
                                                                  December 31                   December 31
                                                               2008          2007              2008           2007
                                                               ----          ----              ----           ----

Revenues                                            $         6,781  $      1,786     $      17,256  $       9,906

Cost of revenues                                              4,268           915             9,606          4,826
                                                             ------       ------              ------         ------
Gross profit                                                  2,513           871             7,650          5,080

Research and development expenses, net                        5,254         5,318            22,859         20,158

Selling, marketing general and administrative
expenses                                                      5,028         4,410            19,164        16, 902
                                                             ------       ------             ------         ------
Total operating expenses                                     10,282         9,728            42,023         37,060
                                                             ------       ------             ------         ------
Operating loss                                               (7,769)       (8,857)          (34,373)       (31,980)

Financial income (expenses), net                               (622)          949             1,004          3,066
Adjustments due to convertible notes conversion terms
                                                              1,336            41             1,082          2,586
                                                              -----            --             -----          -----
Total financial income, net                                     714           990             2,086          5,652

Other income                                                      0        14,231                 0         14,231
                                                             ------         -----            ------         ------
Net income (loss)                                   $        (7,055)  $     6,364     $     (32,287)  $    (12,097)
                                                             ======        ======            ======         ======
Net income (loss) per share - basic                 $         (0.43)  $      0.39     $      (1.97)   $      (0.76)
                                                             ======        ======            ======         ======
Net income (loss) per share - diluted               $         (0.57)  $      0.38     $      (1.97)   $      (0.76)
                                                             ======        ======            ======         ======
Weighted average number of shares outstanding - basic
                                                             16,403        16,310            16,386         15,911
                                                             ======        ======            ======         ======
Weighted average number of shares outstanding -
diluted                                                      18,442        16,911            16,386         15,911
                                                             ======       ======             ======         ======


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